Filed by BlackRock MuniHoldings California Quality Fund, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock MuniYield California Quality Fund, Inc.

File No: 333-260147

Date: February 24, 2022

VERY IMPORTANT

Re: Your investment in one or more BlackRock Closed-end Funds

Dear Valued BlackRock Fund Shareholder:

We have been trying to contact you regarding important proposals pertaining to your investment which require shareholder approval (if approved potential benefits may include, but are not limited to, lowering expenses, improved net yield on NAV, greater investment flexibility and diversification, and improved secondary market trading of the common shares).

Please call us toll-free at

1-866-431-2105

Hours of Operation:

●	Monday through Friday - 10:00 a.m. and 11:00 p.m. ET

●	Saturday - 12:00 p.m. to 6:00 p.m. ET

Please respond as soon as possible with the Reference Number listed above. The call will take only a few moments.

You WILL NOT be asked for confidential information and your call will be recorded for your protection.

The proxy materials previously sent to you contain important information; please read them carefully. Copies of the Proxy Statement are available for free on the Securities and Exchange Commission’s website at www.sec.gov or by visiting WWW.PROXY-DIRECT.COM/BLK-32392 or by calling Georgeson, the Funds’ proxy solicitor toll free at 1-866-431-2105.